Exhibit 99.1

VivoPower International PLC to Participate in 6th Annual Oppenheimer Emerging Growth Conference

LONDON, May 10, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”) announced today that the Company has been invited to present at Oppenheimer’s 6th Annual Emerging Growth Conference, to be held virtually on May 11-12, 2021.

This virtual conference will feature one-on-one and small group meetings with over 50 emerging companies in the Technology, Industrial Growth and Consumer sectors.

The Company’s Executive Chairman and Chief Executive Officer Kevin Chin will be joined by Executive Director Matt Cahir for investor meetings to be held on Wednesday, May 12.

To learn more or request an invitation to the event, please visit oppenheimer.com/events. For any inquiries, please reach out to shareholders@vivopower.com.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About Oppenheimer

Oppenheimer is a leading global full-service brokerage and investment bank that has, for more than 130 years, provided clients with the financial expertise and insight to help them achieve their goals. Oppenheimer’s proud tradition of providing innovative, customized solutions to clients sets it apart from its competitors. Oppenheimer believes in independent thinking that leads to innovative strategies tailored to its clients’ needs. For more information, visit www.oppenheimer.com.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com